The Next Generation in Mining



POLYMET
MINING

2008 ANNUAL REPORT



POLYMET
MINING

Contents



Cover Image

Towering eight stories, the shining "Iron Man" of Chisholm, Minnesota, stands as an enduring tribute to Minnesota's hard rock miners. The free-standing brass and copper statue, the third-tallest in the nation, is titled *The Emergence of Man through Steel*. The sculpture was designed by artist Jack Anderson and dedicated in 1987. Other metals used in its 150-ton construction are bronze, iron and stainless steel.

Corporate Profile

PolyMet Mining Corp. is a publicly traded mine development company with operating headquarters in Hoyt Lakes, Minnesota. Its shares are traded on the American and Toronto stock exchanges.

The company is ready to build a new copper–nickel–precious metals mine in northeastern Minnesota near the company's existing Erie Plant, a large crushing and milling facility acquired in 2005.

Environmental review by the State of Minnesota is nearing completion. Project construction is planned to start upon receipt of permits and is expected to require approximately one million man-hours of construction labor, leading to the creation of approximately 400 long-term jobs during commercial operations.

Forward-Looking Statements
This report contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not [illegible]orward-looking statements if circumstances or management's beliefs, expectations [illegible]

Cautionary note to U.S. investors: the terms "measured and indicated resource," "mineral resource," and "inferred mineral resource" used in this annual report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the Securities & Exchange Commission does not recognize these terms. Mineral resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

2007-2008 Company Highlights

» Environmental review nearing completion

» Detailed Project Description and more than 90 technical studies submitted for environmental review

» Company operating headquarters relocated to Minnesota

» Board of Directors expanded with appointment of two Minnesota-based directors

» Mineral resources and reserves expanded by more than 50%

» Project labor agreement signed with the construction trade unions

» Long-term electric power supply secured

» US$41.25 million equity private placement completed

» Detailed planning well advanced for construction and operations

The global markets remain robust for metals, including copper, nickel and platinum group metals all found in PolyMet's ore body.



Project Labor Agreement Ceremony
Left to Right: Joe Scipioni, President & CEO of PolyMet Mining Corp., David Dill, Minnesota State Representative, John Grahek, President of The Iron Range Building Trades, William Murray, Executive Chairman of PolyMet Mining Corp., and James Oberstar, US Congressman.



PolyMet's Erie Plant
Initially built to concentrate iron ore, the large crushing and milling complex is capable of processing 100,000 tons of ore per day.

Report to Shareholders

Dear Fellow Shareholder:

The global metals markets remain robust and we are well into a "super cycle" for metals, including copper, nickel and platinum group metals (PGMs) found in PolyMet's ore body. Demand from developing economies such as China and India continues to grow, outpacing supply and supporting higher prices. We have commented in prior years that there is a fundamental shortage of advanced mining projects in the development pipeline. This shortage is being reflected in the pace of acquisitions, as mining companies seek to grow by purchasing assets as opposed to finding and developing their own new projects.



William Murray
Executive Chairman & Director

Strategic Importance to the United States

PolyMet's copper/nickel/PGM Project is located in Minnesota's Duluth Complex, which hosts an estimated 4 billion tons of nonferrous mineralization. While there are other copper mines in the United States, currently there are no operating nickel mines and only a single mine producing PGMs. The United States imports 40% of its copper, 60% of its nickel (the balance coming from recycled scrap) and between 80% and 95% of its PGMs. Yet each of these metals is critical to modern societies. Copper is used extensively in electrical transmission and telecommunications and is in growing demand for applications such as hybrid cars. Nickel is used in specialty steels that are stronger and lighter than conventional steel, thus saving energy in many applications. PGMs are primarily used in autocatalysts, to remove poisonous emissions from car and truck exhaust gases.

Environmental Review Nearing Completion

After decades with no new mining projects to review in northeastern Minnesota, the regulatory agencies have in the past three years evaluated and permitted several new large projects. Most recently, a large iron mine and steel mill complex proposed for the western end of the Iron Range received its environmental permits last year.

In Minnesota, the State prepares the Environmental Impact Statement (EIS), resulting in a review which is independent and comprehensive. The Minnesota

Department of Natural Resources (MDNR) is the lead State agency responsible for drafting the EIS, and the Army Corp of Engineers is the lead federal agency, which coordinates with several other agencies, such as the U.S. Forest Service and Tribal Governments.

Although the environmental review process is taking longer than we or the State of Minnesota anticipated, we are encouraged that PolyMet's Project is receiving top priority from the regulators. The next step is for the regulators to publish the Draft Environmental Impact Statement (draft EIS).

Review Process Requires Full Commitment

PolyMet has expended more than $14 million since February 2004 on environmental review and permitting. An Environmental Assessment Worksheet (EAW) was completed in November 2005, including a public comment period. Since then, PolyMet and its experts have completed a very extensive Detailed Project Description, an updated Supplemental Detailed Project Description, and more than 90 technical studies that provide the necessary information the regulators need to complete their work.

We have engaged some of the world's leading environmental experts to measure and model all aspects of our Project. Throughout the process there has been continuous interaction between PolyMet and the MDNR to provide the information needed by the agencies. The MDNR has been engaged in a massive process

of review and verification, which will lead to the completion and publication of the draft EIS.

Once the draft EIS is published, it will be available for public comment and scrutiny. The comments received through this process will be reviewed and incorporated, as appropriate, into the final EIS. The final EIS will go through a shorter public comment period, which is expected to lead to a declaration of EIS adequacy. Subsequently, the agencies that have been actively involved throughout the EIS process will be able to issue operating permits.

Moving Ahead on Other Fronts

While we have focused a lot of our attention on the environmental aspects of the Project, we have also been working to prepare for construction and commercial operations, which are set to go once we receive the permits.

We have assembled a strong owner's team comprised of experts in project management, construction management, scheduling and cost control as well as other key areas, such as financial management and financing. Key agreements have been reached that show the commitment of vendors and construction labor to the Project.

We have also taken a proactive approach to keeping the community and other interested parties informed about our plans. During the past several months we have stepped up these activities aimed at informing all stakeholders about the enduring economic benefits of

We have assembled a strong owner's team comprised of experts in project management, construction management, scheduling and cost control.

our project to Minnesota – including job creation, new job skills and training – and our attention to environmental safeguards. These stakeholders include communities and businesses in northeastern Minnesota and throughout the state and upper Midwest, the state government and legislature, environmental groups, and, of course, our shareholders.

Ready to Build

The owner's team has completed the front-end engineering design packages, working with process specialist Bateman Engineering, which prepared our Definitive Feasibility Study in September 2006. This design work has been transferred to Washington Group International, a division of URS, our engineering, procurement and construction management (EPCM) contractor in Denver, Colorado.

Similarly, detailed mine planning is well advanced in preparation for construction and operations. Work has been carefully scoped and quotes received for most key aspects of the Project, such as the predevelopment mining contract.

Mining projects in most locations in the world are struggling to find engineers to design, contractors to build, and people to operate their mines. PolyMet continues to find capacity in all three categories because of the location and timing of this Project. Since much of the plant equipment and infrastructure is already installed at the Erie site, we are less affected than other mine developers by long delivery times and rapidly escalating costs for equipment.

An important Project Labor Agreement, negotiated by PolyMet, was signed in September 2007, which defines conditions for the Building Trade Unions and the Contractors during the construction phase of PolyMet. The buildout of this Project, upon receipt of permits, will be rapid.

Minnesota Focus

In January 2008, the Board of Directors decided to focus the Company's efforts more solidly on Minnesota. This has meant that the operating headquarters of the Company has been relocated to the Project site in Hoyt Lakes, Minnesota, where we own a large office building acquired as part of the plant acquisition.

Joe Scipioni, our previous Chief Operating Officer, has been promoted to succeed me as President and Chief Executive Officer, and I welcome him to the Company's Board of Directors. I will continue to serve PolyMet in my new role as Executive Chairman. The Company continues to be a Canadian company, and matters such as regulatory filings will continue to be handled from the Executive Chairman's office in Vancouver.

I would also like to welcome Mr. Frank Sims to our board. Mr. Sims brings even more Minnesota-based depth of experience to PolyMet, having served in executive positions with Cargill, Inc. and as Chairman of the Federal Reserve Bank of Minneapolis.

The PolyMet team is excited by the steady, measurable progress we

have achieved in the past year, and indeed during the past five years. Looking back, we have acquired the Erie Plant and associated infrastructure, we have completed the Definitive Feasibility Study, and we have completed extensive environmental test work and analysis, which we have submitted to the State of Minnesota for review and verification in the EIS process.

We have broadened our shareholder base to include many leading investors in the upper Midwest, and elsewhere in the United States and Europe. Looking forward, we have a team in place that has the experience and skills to build the Project once we receive the go-ahead from the environmental review process.

I invite you to attend the Annual General Meeting June 17, 2008, in Vancouver, B.C., to personally meet your management team.



William Murray
Executive Chairman & Director

The Duluth Complex

Strategically Important to the U.S.

The Duluth Complex in northeastern Minnesota is a well-known geological formation that hosts a large quantity of copper, nickel, cobalt, and platinum group metals. The complex is located immediately south of the eastern end of the historic Mesabi Iron Range, itself the major source of iron ore for the domestic U.S. steel industry for over 100 years.

While the copper-nickel mineralization of the Duluth Complex was discovered in the 1950s, it has taken technological advances to make the district economically viable. These advances in technology have been magnified by rising metal prices and increasing competition to secure supplies of strategically important raw materials.

What Is the Duluth Complex?

The Duluth Complex is considered the third-largest cache of sulfide nickel in the world. There is a 30-mile-long belt of copper-nickel deposits and 10 known deposits of significance. At the western end of the complex, where PolyMet's NorthMet Project is located, the known deposits typically outcrop and are amenable to open pit mining. Moving east, the known mineralization tends to be deeper, but also somewhat higher grade, and thus could potentially be mined by underground mining methods.

The Duluth Complex has the potential to be a major supplier of domestic needs for strategically important metals for many decades.


Kilometers
0
5
10
15
Spruce Road
Maturi
Nickel Lake
South Filson Creek
Nokomis
Birch Lake
Archean Granite-Greenstone Terrane
Dunka Pit
Duluth Complex
Troctolitic, Gabbroic, and Anorthositic Rocks
Serpentine
POLYMET MINING
Biwabik Iron Formation
Northshore Pit (Taconite)
Plant Site and Tailings Basin
Mesaba
Wetlegs
NorthMet Deposit
Pit
Wyman Creek
MANITOBA
ONTARIO
International Falls
NorthMet Project
NORTH DAKOTA
MINNESOTA
Lake Superior
Duluth
WISCONSIN
Minneapolis/St.Paul
SOUTH DAKOTA
100 miles
100 km

Copper - World Production



- The Americas — 41%
- Asia — 31%
- Europe — 21%
- Oceania — 4%
- Africa — 3%

Source: London Metal Exchange

Copper - Industrial Consumption



- Building — 48%
- Electrical — 17%
- General Engineering — 16%
- Light Engineering — 8%
- Transport — 7%
- Other — 4%

Source: London Metal Exchange

How large is the resource?

The Minnesota Department of Natural Resources (MDNR) estimates that the Duluth Complex comprises approximately 4.4 billion tons of mineral resources grading 0.66% copper and 0.20% nickel. Modern exploration techniques have the potential to expand the resource.

PolyMet Leading the Way

PolyMet's NorthMet deposit, in the western part of the copper-nickel belt, is the second-largest known deposit, representing nearly one-quarter of the known resources in the complex. Fortuitously, it is located only six miles from the Erie Plant, connected by road and railroad.

PolyMet is leading the commercial development of the Duluth Complex in bringing this new source of copper, nickel and platinum group metals to production.

Metals of Strategic Importance

There is much debate about U.S. dependence on imported oil, but the nation is also a major importer of other essential raw materials. The metals PolyMet will produce are all strategically important to the United States.

Copper is the material of choice for transmission of electricity and heat. Regardless of how electricity is generated – coal, natural gas, nuclear power, or renewable means – copper is needed to transmit the power from where it is generated to where it is consumed

Hybrid cars use copper wiring in the electric motors which reduce the demands on the gasoline engine. They also use copper wiring in the generators that recharge the batteries, and in the copper wiring connecting the generators, batteries and electric motor.



Hybrid Car Motor—As demand for gas-electric hybrid cars continues to grow, so does the need for copper as hybrids require considerably more copper to manufacture than conventional vehicles.

Nickel is used in stainless and specialty steels as well as applications such as rechargeable batteries. By reducing or eliminating corrosion of steel, nickel alloys can make structures stronger and lighter and extend their safe operating life, thus reducing the long-term consumption of natural resources.



Jet Engine— Nickel-based alloys are widely used in high performance applications such as jet aircraft where engine components must retain strength and stable physical properties.

Precious metals found in PolyMet's NorthMet ore body include platinum group metals (PGMs). Since the 1970s, a global market for PGMs has developed in removing noxious gasses from automobile exhaust.

Tougher standards on car exhaust emissions are spreading around the world including the developing economies – rapidly increasing demand for platinum and palladium for use in catalytic converters.



Catalytic Converter— While palladium is used in a variety of applications, its greatest demand is in the automotive sector as the catalyst in catalytic converters to keep the air clean.

Nickel Usage - End Use



7%
24%
16%
16%
15%
11%
10%

- Engineering
- Metal Goods
- Transportation
- Electronics
- Building & Construction
- Tubular Products
- Other

Source: Nickel Institute

Nickel Usage - First Use



10%
61%
6%
11%
12%

- Stainless Steels
- Non-Ferrous Alloys
- Electroplating
- Other (incl. Chemicals)
- Steel Alloys (incl. Casting)

Source: Nickel Institute

The Minnesota Department of Natural Resources has estimated 4.4 billion tons of resources for the district at 0.66% Cu and 0.20% Ni.

Prepared for Production

We completed a Definitive Feasibility Study in September 2006. We have undertaken extensive environmental review and planning to minimize emissions and provide multiple layers of protection of the environment.

State and federal agencies responsible for preparing the Environmental Impact Statement are working to complete a thorough assessment of PolyMet's Project to confirm compliance with tough Minnesota and federal environmental standards.

With ownership of the Erie Plant and associated infrastructure, our location in an established mining district, the fact that our ore body comes nearly to surface, and careful planning of the construction and operational start-up, we expect to be in production within a year of receiving permits.



Rail Links to Global Connections
Minnesota's extensive rail network interconnects the Erie Plant, providing access to North American and worldwide markets.



Powered for the Future
A high-voltage transmission line directly interconnects the Erie Plant with the regional power grid, providing reliable, competitively-priced electric power.

Management's Discussion & Analysis

For the year ended 31 January, 2008
US Funds

Annual MD&A

The following information, prepared as at 23 April 2008, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (the "Company" or "PolyMet") for the period ended 31 January 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms "measured and indicated mineral resource", "mineral resource", and "inferred mineral resource" used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company's primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet's option with Cleveland Cliffs, Inc. (NYSE:CLF) ("Cliffs") to acquire the Erie Plant, which is located 10 kilometers west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company's bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates may be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study ("DFS") prepared by Bateman Engineering (Pty) Ltd. ("Bateman") confirmed the economic and technical viability of the NorthMet Project. The executive summary of the DFS was summarized in a Technical Report that conforms to National Instrument 43-101 ("NI 43-101") and has been filed on PolyMet's website (www.polymetmining. com) and on SEDAR.

The DFS described measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton ("opt") of precious metals (palladium, platinum and gold). In addition, the DFS reported inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves and mineral resources are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation under environmental review for which operating permits are being sought.

The DFS estimated initial direct capital costs, including contingency, of approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner's costs were estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital was projected at a total of $72 million for the first 20 years.

During the year ended 31 January, 2008, and up to the date of this Management Discussion and Analysis, the Company continued to advance its NorthMet Project including the activities noted below.

The Company completed its scheduled drilling program and on 9 August 2007 reported that measured and indicated mineral resources at the NorthMet Project increased by 51% to 638 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS – namely a Net Metal Value ("NMV") of US$7.42

per ton, reflecting mine planning at a copper price of US$1.25 per pound and a nickel price of US$5.60 per pound – see notes to the following table.

The increase in mineral resources reflects two changes:

- Data from the winter drill program which confirmed the continuity of the main mineralized zone and the size of an upper level part of the ore body called the Magenta Zone, which extends down dip and to the west. These changes contributed 149 million short tons to the increase in measured and indicated mineral resources.

- Extension of the overall mineral envelope to approximately 1,600 feet below surface, compared with the prior cutoff at approximately 1,100 feet below surface. This change contributed 67 million short tons to the increase in measured and indicated mineral resources.

As a result, measured and indicated mineral resources have increased by 216 million short tons to 638 million short tons and inferred mineral resources have been expanded to 252 million short tons from 121 million short tons – all on the DFS cut-off grade. Details of the mineral resources are set out in the following table.

UPDATED MINERAL RESOURCES COMPARED WITH DFS

	Short Tons (million)	Copper (%)	Nickel (%)	Cobalt (%)	Precious Metals (oz/st)	(g/mt)
Updated Mineral Resource Estimate						
Measured	187.0	0.287	0.084	0.007	0.010	0.359
Indicated	451.1	0.256	0.075	0.007	0.009	0.325
Measured & Indicated	638.2	0.265	0.078	0.007	0.010	0.334
Inferred	251.6	0.275	0.079	0.006	0.011	0.385
DFS						
Measured	133.7	0.298	0.087	0.008	0.011	0.371
Indicated	288.4	0.266	0.078	0.007	0.010	0.330
Measured & Indicated	422.1	0.276	0.081	0.007	0.010	0.343
Inferred	120.6	0.247	0.074	0.007	0.009	0.315
Change in M&I from DFS to Current						
Infill drilling	149.3					
Extension to 0' elevation from 500' elevation	66.7					
Total change	216.1					

1. Mineral Resources have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

2. The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in resource modeling, the expected metal recovery, and the expected payment terms as set out in the DFS.

The resource estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet's chief geologist Richard Patelke. A NI 43-101 compliant report describing this increase was issued in September 2007 and has been filed on PolyMet's website (www.polymetmining. com) and on SEDAR. Pierre Desautels of Wardrop and Richard Patelke of PolyMet are the Qualified Persons for this report.

On 26 September 2007 PolyMet reported that proven and probable mineable reserves at the NorthMet Project have increased, on an interim basis, by 51% to 275 million short tons from the 182 million short tons reported in the DFS.

The interim reserves are constrained to mineable blocks associated with material contained in the measured, indicated, and inferred resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS.

It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.

In conjunction with this interim increase in reserves, the strip (waste:ore) ratio for the revised mine plan has declined to 1.46:1 from 1.66:1.

INTERIM UPDATED RESERVES COMPARED WITH DFS

	Short Tons (millions)	Copper (%)	Nickel (%)	Cobalt (%)	Precious Metals (oz/st)	(g/mt)
Updated Reserve Estimate						
Proven	118.1	0.30	0.09	0.008	0.011	0.368
Probable	156.5	0.27	0.08	0.008	0.010	0.327
Proven and Probable	274.7	0.28	0.08	0.008	0.010	0.337
Waste	401.2					
Strip Ratio	1.46					
DFS						
Proven	80.4	0.32	0.09	0.008	0.012	0.406
Probable	101.3	0.30	0.08	0.007	0.011	0.385
Proven and Probable	181.7	0.31	0.08	0.008	0.012	0.395
Waste	302.3					
Strip Ratio	1.66					

1. The terms Mineral Resources and Reserves as used herein conform to the definitions contained in National Instrument 43-101.

2. Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet's team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet are the Qualified Persons.

During the second calendar quarter of 2008, PolyMet anticipates completing a full update of operating and capital costs reflecting the planned use of a more efficient mining fleet than contemplated in the DFS, the results of an assessment of the marketability of copper-nickel concentrates during the construction and commissioning of the hydrometallurgical plant, and other operating parameters. The reserves, which reflect mine planning, will be constrained to approximately the same pit envelop as the plan under environmental impact review and permitting.

Environment and Schedule
In January 2007, the Company submitted a Detailed Project Description ("DPD") to state and federal regulators. The DPD lays out the Company's development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 90 supporting research studies. Independent environmental contractors retained by the Minnesota Department of Natural Resources ("MDNR") are preparing the Environmental Impact Statement ("EIS") for the Project.

On 15 February, 2008, PolyMet announced that, in order to make the draft EIS as thorough and complete as possible, extra time is being taken by the MDNR to validate and verify sampling, monitoring, and modeling data. The MDNR anticipates the validation and drafting of the draft EIS will be completed before the end of the second quarter of 2008.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. The issuance of a final EIS would allow the MDNR to issue environmental and operating

permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1. Implementation of environmental safeguards;

2. Construction of the mine and reactivation of some existing mine infrastructure;

3. Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and

4. Construction of a new hydrometallurgical plant.

Key Developments
During the year ended 31 January 2008 PolyMet appointed key operating and construction staff for the development of the NorthMet Project. In March, The Company announced the promotion of Joe Scipioni to Chief Operating Officer and the appointment of Phillip Brodie-Hall as Executive Vice-President, Project Development, and Andy Clark as Project Manager, Process Plant. In August the Company announced additional appointments of three senior members of its Minnesota management team. LaTisha Gietzen, Vice-President of Public, Government, and Environmental Affairs, is in charge of government and public relations. James Tieberg, Division Manager of Mining, is overseeing mine development, construction, and operations. David Draves, Site Controller, is responsible for financial controls and accounting at the NorthMet Project.

On 25 April 2007, the Company's agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet's electric service needs at its NorthMet Project, was approved by the Minnesota Public Utilities Commission.

In addition to the aforementioned developments, PolyMet completed the following activities.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange ("TSX") and commenced trading on the TSX under the symbol POM.

In March 2007, BNP Paribas ("BNPP"), acting in its construction financing advisor capacity, retained Micon International Limited ("Micon") as Independent Engineer in connection with construction finance for the NorthMet Project.

On 8 March 2007, the Company announced that William D. Corneliuson joined its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders' fees totaling US$1.43 million, the financing raised $39.82 million.

In May 2007, Warren Hudelson retired from his position as Executive Vice President and Director of the US subsidiary, Poly Met Mining, Inc. but he continues as an advisor to the Company in connection with permitting of the NorthMet Property.

On 4 September 2007, the Company announced that it had signed a comprehensive Project Labour Agreement ("PLA") governing the planned construction of the NorthMet Project. The PLA secures a supply of construction labour for NorthMet and defines the ground rules for working conditions, schedules, overtime and safety. The agreement also includes "no strike" provisions.

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joe Scipioni assumed Mr. Murray's former role as President and CEO. Ian

Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joe Scipioni had joined its board of directors.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended 31 January (thousands of U.S. dollars including notes)		
	2008	**2007**	**2006**
	$	**$**	**$**
Revenue	**-**	-	-
Loss for the Year	**3,690**[1]	17,893[2]	15,929[3]
U.S. GAAP Loss for the Year	**4,124**	18,126	15,976
Loss per Share	**(0.03)**	(0.16)	(0.22)
U.S. GAAP Loss per Share	**(0.03)**	(0.16)	(0.22)
Total Assets	**89,199**[4]	48,731[5]	26,034
U.S. GAAP Total Assets	**88,485**[4]	48,451[5]	25,987
Long Term Debt (6)	**10,834**	11,853	1,420
Total Shareholders' Equity	**69,151**	29,938	19,387
U.S. GAAP Total Shareholders' Equity	**68,437**	29,658	19,340

(1) Includes stock based compensation of $635.

(2) Includes stock based compensation of $4,723, $1,289 for bonus shares expensed as consulting fees and office costs and corporate wages and pre-feasibility costs of $8,844.

(3) Includes stock based compensation of $3,523 and pre-feasibility costs of $11,120.

(4) Increase compared to 31 January 2007 primarily due to cash proceeds from private financing and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.

(5) Increase compared to 31 January 2006 primarily a result of cash proceeds from warrant exercise and increases in mineral property, plant and equipment as a result of the acquisition of additional buildings and property from Cliffs and amounts capitalized after the completion of the Definitive Feasibility Study offset by Loss for the Year.

(6) Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2007 and 2006.

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company's reporting currency. The only material differences between Canadian and United States GAAP for the Company relates to the fact that accretion on asset retirement obligations which is capitalized under the Canadian basis must be expensed under the U.S. basis.

Results of Operations

Comparison of the years ending 31 January 2008 and 31 January 2007

a) Loss for the Year:
   During the year ended 31 January 2008, the Company incurred a loss of $3.690 million ($0.03 loss per share) compared to a loss of $17.893 million ($0.16 loss per share) in 2007. The decrease in the net loss for the period was primarily attributable to:

   • Upon completion of the DFS in late September 2006, the Company commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with the Company's accounting policy in this area);

   • During fiscal 2008 stock-based compensation expense was $635,000 compared to $4.723 million in the prior year due to the fact that $2.422 million of stock option costs were capitalized to mineral property, plant and equipment in 2008 (prior year period - $nil) and the timing of accounting as most of the options issued in fiscal 2008 have vesting periods while almost all of those issued in fiscal 2007 vested on issuance;

   • During fiscal 2007, the Company issued $1.289 million of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and

   • Interest income in the year ended 31 January 2008 was $1.168 million compared to $428,000 in the prior year period due primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

   The above was partially offset by the recording of an "other than temporary impairment" loss of $1.050 million on an investment made by the Company during the current year.

   General and Administrative expense in the year ended 31 January 2008, excluding non-cash stock based compensation related to incentive stock options, was $3.764 million compared with $4.251 million for the prior year. The decrease was due to the impact of the bonus shares in the prior year being greater than the increased corporate activities and higher office and corporate wage expenses in the current period as a result of additional personnel and cash bonuses.

   Foreign exchange translation gains were $566,000 for the year ended 31 January 2008 (prior year – loss of $536,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

b) Cash Flows:
   Cash used in operating activities in the year ended 31 January 2008 was $2.690 million compared to cash used in the prior year of $12.228 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above, partially offset by an increase in prepaids in the current year period.

   Cash provided by financing activities for the year ended 31 January 2008 was $37.533 million compared with $13.625 million in the prior year. The current year activity was primarily due to the private placement which closed in April and $2.000 million of scheduled repayment of debt (prior year period - $1.250 million) and deferred financing costs of $293,000 relating to BNPP (prior year period - $200,000). In the year ended 31 January 2007 option and warrant exercises provided cash of $15.075 million (current year - $303,000).

   Cash used in investing activities for the year ended 31 January 2008 was $23.656 million compared with $4.171 million in the preceding year, with the increase being the result of capitalization of site related costs for the full year, compared to only four months in the prior year, and the purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine.

Total cash for the year ended 31 January 2008 increased by $11.187 million for a balance of $20.084 million compared to the year ended 31 January 2007 where cash decreased by $2.774 million to a balance of $8.897 million.

c) Capital Expenditures:
During the year ended 31 January 2008 the Company capitalized $26.853 million (2007 - $23.919 million) of costs primarily directly related to site activity, the draft EIS and permitting after the completion of the DFS and the purchase of equipment including a used drill. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $293,000 (2007 - $1.397 million) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

Comparison of the years ending 31 January 2007 and 31 January 2006

a) Loss for the Year:
During the year the Company incurred a loss of $17.893 million ($0.16 loss per share) compared to a loss of $15.929 million ($0.22 loss per share) in 2006. The increase in the net loss for the year was primarily attributable to:

- the increased level of work, and

- an increase in general and administrative costs including non-cash stock compensation expense of $4.723 million (2006 - $3.523 million) and non-cash consulting fees expense of $1.289 million (2006 - $Nil).

This was partially offset by lower pre-feasibility costs as the DFS was completed effective 1 October 2006 and site costs from that date were capitalized.

General and Administrative expense for the year ended 31 January 2007 excluding non-cash stock based compensation expenses was $4.251 million compared with $1.655 million for the year ended 31 January 2006. The Company reported an increase in expenditures for:

- Consulting fees were $1.458 million (2006 - $366,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful completion of Milestone 3 (completion of the DFS that confirmed the technical and economic viability of the NorthMet Project);

- Professional fees totaled $790,000 (2006 - $151,000) owing to increased legal, audit and other advisory fees as a result of increased corporate activity, and

- Transfer agent and filing fees were $272,000 (2006 - $65,000) as a result of listing on the Toronto Stock Exchange and the American Stock Exchange during the period.

Net interest income during the year ended 31 January 2007 was $428,000 compared with $148,000 in the year ended 31 January 2006 as a result of higher cash balances on deposit and higher interest rates. Foreign exchange translation losses were $536,000 for the year ended 31 January 2007 (2006 – gain of $221,000) due to changes in exposure and fluctuations in foreign exchange rates.

b) Cash Flows:
Cash used in operating activities in the year ended 31 January 2007 was $12.228 million compared to cash used in the year ended 31 January 2006 of $10.846 million. The increase in cash used is a consequence of the expenditures described above and changes in working capital.

Cash used in investing activities for the year ended 31 January 2007 was $4.171 million compared with $203,000 in the year ended 31 January 2006, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006 and the cashing of a term deposit in the prior year.

Cash from financing activities for the year ended 31 January 2007 was $13.625 million compared with $22.209 million in the year ended 31 January 2006. This comprised $15.075 million (2006 - $22.209 million) from the exercise of options and share purchase warrants, share subscriptions received and proceeds of a private placement; less $1.250 million (2006 - $Nil) scheduled repayment of the notes to Cliffs and $200,000 (2006 - $Nil) of financing costs relating to BNPP.

Total cash for the year ended 31 January 2007 decreased by $2.774 million for a balance of $8.897 million compared to the year ended 31 January 2006 where cash increased $11.160 million to a balance of $11.671 million.

c) Capital Expenditures:
    During the year ended 31 January 2007 the Company capitalized $23.919 million (2006 - $13.502 million) of costs directly related to the Cliffs II acquisition (2006 represented the November 2005 Cliffs acquisition) and site activity after the completion of the DFS and $1.397 million of costs (2006 - $Nil) related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

SUMMARY OF QUARTERLY RESULTS

(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Jan. 31 2008 $	Oct. 31 2007 $	July 31 2007 $	Apr. 30 2007 $	Jan. 31 2007 $	Oct. 31 2006 $	July 31 2006 $	Apr. 30 2006 $
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	-	-	-	-	-	(1,708)	(3,441)	(3,695)
General and Administrative	(1,111)	(985)	(1,008)	(1,295)	(1,120)	(2,451)	(1,098)	(4,305)
Other Income (Expenses)	(798)	611	498	398	(466)	295	(26)	122
Net Loss	(1,909)	(374)	(510)	(897)	(1,586)	(3,864)	(4,565)	(7,878)
Loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.04)	(0.07)

Significant items to report for the quarterly results are as follows:

The quarter ended 31 January 2008 had an investment loss of $1,050,000. There were no investment losses in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1. 31 January 2008 - $39,000
2. 31 October 2007 - $80,000
3. 31 July 2007 - $125,000
4. 30 April 2007 - $391,000

5. 31 January 2007 - $61,000
6. 31 October 2006 - $524,000
7. 31 July 2006 - $349,000
8. 30 April 2006 - $3,789,000

Financing Activities

During the year ended 31 January 2008 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders' fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,199 shares upon exercise of options for proceeds of $303,000.

During the year ended 31 January 2007 the Company issued:

(i) 14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;

(ii) 2,193,000 shares upon the exercise of options for proceeds of $765,000, and

(iii) 2,350,000 shares under the Company's Bonus Share Plan for deemed proceeds of $1,289,000.

Liquidity And Capital Resources

As at 31 January 2008 the Company had working capital of $16.558 million compared with $5.240 million at 31 January 2007 consisting primarily of cash of $20.084 million (31 January 2007 - $8.897 million), prepaids of $793,000 (31 January 2007 - $210,000) investments of $1.445 million (31 January 2007 - $nil) accounts payable and accrued liabilities of $4.266 million (31 January 2007 - $1.518 million) and the current portion of the notes to Cliffs of $1.401 million (31 January 2007 - $2.000 million). The Company expects to pay the remaining balance of $10.834 million (31 January 2007 - $11.853 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced. The Company's cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The following table lists as of 31 January 2008 information with respect to the Company's known contractual obligations:

| Contractual Obligations | Total | Payments due by period | | | |
		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 4,266,000	$ 4,266,000	$ -	$ -	$ -
Long-term accounts payable	108,000	-	108,000		
Long-term debt obligations	15,782,000	1,843,000	7,837,000	2,914,000	3,188,000
Asset retirement obligation	23,582,000	279,000	1,813,000	521,000	20,969,000
Total	$ 43,838,000	$ 6,488,000	$ 9,758,000	$ 3,435,000	$ 24,157,000

Long-term debt obligations (including the current portion) are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2008.

As at 31 January 2008 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company's Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company's closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $500,000.

The Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the "Exercise Price"). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006
Consulting fees paid to Directors of the Company and rent and offices charges paid to a company of the which the president is a director	$ **143,000**	$ 184,000	$ 103,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2008 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Subsequent Events

There have been no material subsequent events since 31 January 2008.

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA guidelines effective for the Company commencing 1 February 2007:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income - Comprehensive income or loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c) Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self sustaining operations. The Company has not designated any instruments as hedges.

d) The adoption of Sections 1530, 3855 and 3865 did not have any impact on the opening equity and deficit of the Company.

Other MD&A Requirements

Outstanding Share Data
Authorized Capital:
Unlimited common shares without par value.

Issued and outstanding:
As at 23 April 2008,137,011,375 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 23 April 2008:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	8,020,000	4.00	13 October 2008
Stock options	225,000	0.40	09 March 2009
Stock options	150,000	0.75	28 April 2009
Stock options	850,000	0.66	05 July 2009
Stock options	50,000	0.79	18 October 2009
Stock options	247,500	0.65	30 March 2010
Stock options	350,000	0.85	1 May 2010
Stock options	40,000	0.94	15 June 2010
Stock options	1,690,000	1.36	19 September 2010
Stock options	280,000	1.20	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	225,000	1.15	5 December 2010
Stock options	3,200,000	2.77	20 March 2011
Stock options	325,000	2.98	19 June 2011
Stock options	325,000	3.83	1 September 2011
Stock options	75,000	3.52	22 September 2011
Stock options	575,000	3.31	5 January 2012
Stock options	1,250,000	2.99	12 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012
Stock options	205,000	3.05	12 December 2012
Stock options	70,000	3.03	11 January 2013
Stock options	100,000	2.87	31 January 2013
Stock options	500,000	2.72	15 February 2014

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan ("Stock Option Plan"), which was approved by the Company's shareholders' on 27 June 2007. The Stock Option Plan covers the Company's employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 5,940,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and other information filed with the Canadian and United States securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Risks Relating to Our Business
Our metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, our work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program we have planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

We are subject to all of the risks inherent in the mining industry, including, without limitation, the following:

- Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

- Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

- Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

- A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

- Substantial expenditures are required to construct mining and processing facilities;

- Title to mining properties may be subject to other claims, and

- In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

We have had no production history and we do not know if we will generate revenues in the future.

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines, and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including our ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure ourselves.

We are subject to all the risks associated with establishing new mining. We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues.

We have a history of losses which we expect to continue into the future.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of 31 January 2008, we had an accumulated deficit of $56,289,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues

or find alternate sources of capital, we may either have to suspend or cease operations.

We may not be able to raise the funds necessary to develop our mineral properties.

We will need to seek additional financing to complete our development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply concentrate or metal supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. We may not be able to secure the financing necessary to sustain exploration and development activities in the future. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

Our actual mineral reserves and mineral resources may not conform to our established estimates.

The figures for mineral reserves and mineral resources stated in this MD&A are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral resources will ever be classified as mineral reserves under the disclosure standards of the SEC.

This MD&A discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as "measured resources", "indicated resources" and "inferred resources" under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into mineral reserves under the disclosure standards of the United States Securities and Exchange Commission.

Our future activities could be subject to environmental laws and regulations which may have a materially adverse effect on our future operations.

We, like other development stage companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

- protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

- remediate the environmental impacts of those exploration, development, and mining operations;

- protect and preserve wetlands and endangered species, and

- mitigate negative impacts on certain archeological and cultural sites.

We are required to obtain various governmental permits to conduct exploration, development, construction and mining activities at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations,

and properties and we may be unable to proceed with our exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining our properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.

Because the price of metals fluctuate, if the prices of metals in our ore body decrease below a specified level, it may no longer be profitable to develop our NorthMet Project.

Prices of metals are determined by some of the following factors:

- expectations for inflation;

- the strength of the United States dollar;

- global and regional supply and demand, and

- political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below our foreseeable costs of production, we could cease operations.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

- industrial accidents;

- railroad accidents;

- labor disputes;

- environmental hazards;

- electricity stoppages;

- equipment failure, and

- severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against

risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

The mining industry is an intensely competitive industry.

We face intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of our competitors, as a result these companies may be more diversified than us. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

In addition, because mines have limited lives we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

We are dependent on our key personnel.

Our success depends on key members of management. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project. Our project is subject to a number of risks that may make it less successful than anticipated, including:

- we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our project,

- adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

Risks Related to the Ownership of our Stock
We may experience volatility in our stock price.

Our common shares are listed for trading on the Toronto Stock Exchange and on the American Stock Exchange. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our stock price.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of 31 January 2008 there were 136,991,075 of our common shares outstanding. The average trading volume

for the three months prior to 31 January 2008 was approximately 85,000 shares per day on the Toronto Stock Exchange and 212,000 shares per day on the American Stock Exchange. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common stock may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common stock.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations. In the future, because we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan (the "Plan") which was adopted on 25 May 2007, approved by our shareholders on 27 June 2007, options may be granted equal in number the greater of (i) 10% of the Company's issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of the company's outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of 31 January 2008 we could issue options to purchase up to 13,655,887 shares. Under our bonus share incentive plan (the "Bonus Plan") for our directors and key employees approved by the disinterested shareholders at the Company's shareholders' meeting held on 28 May 2004 we may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

An updated Shareholders Rights Plan between us and shareholders effective as of 27 June 2007 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors' approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our common shares outstanding without complying with the Shareholder Rights Plan or without the approval of our Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of

shares of our common stock even if the shares were held as a capital asset. See "Certain United States Federal Income Tax Consequences" in our Form 20-F / Annual Information Form on file with the SEC and Canadian securities authorities.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States

Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the Company's stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these

consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicated that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Stock Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110") which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Financial Instruments

Section 3855 of the CICA Handbook requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

Disclosure Controls and Procedures
Management of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2008 the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a) the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b) an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company's Management believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

Management of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management of the Company have assessed the effectiveness of the Company's internal controls over financial reporting as at 31 January 2008 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Management determined that the Company's internal control over financial reporting was effective as of 31 January 2008.

There have been no changes in the Company's internal control over financial reporting during the year ended 31 January 2008 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Management's Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com , www.sec.gov, and at the Company's website www.polymetmining.com.

Management Report

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the "Company") are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management's Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with GAAP.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at 31 January 2008. In making its assessment, management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in *Integral Control-Integrated Framework* to evaluate the Company's internal control over financial reporting. Based on our evaluation, management has concluded that the Company's internal control over financial reporting was effective as at that date.

The effectiveness of the Company's internal control over financial reporting as at 31 January 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.





Joseph Scipioni
President and Chief Executive Officer

Douglas Newby
Chief Financial Officer

Independent Auditors' Report

To the Shareholders of PolyMet Mining Corp.
We have completed an integrated audit of PolyMet Mining Corp.'s 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the "Company") as at January 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at January 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements as at January 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated 4 April 2006.

Internal Control over Financial Reporting
We have also audited PolyMet Mining Corp.'s internal control over financial reporting as at January 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at January 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Vancouver, BC, Canada
April 25, 2008

Staley Okada Report

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated statements of shareholders' equity, loss and cash flows of PolyMet Mining Corp. (the "Company") for the year ended 31 January 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended 31 January 2006, after the restatement (as described in the May 2007 20-F filing of the Company), in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, BC, Canada
4 April 2006, except as to the restatement described in the May 2007 20-F filing, which is as of 28 April 2008

Consolidated Balance Sheets

As at January 31
All figures in Thousands of U.S. Dollars

	2008	2007
ASSETS		
Current		
Cash and equivalents	$ 20,084	$ 8,897
Accounts receivable and advances	168	61
Investment *(Note 12)*	1,445	-
Prepaid expenses	793	210
	22,490	9,168
Deferred Financing Costs *(Note 13d)*	1,690	1,397
Mineral Property, Plant and Equipment *(Notes 3 and 4)*	65,019	38,166
	$ 89,199	$ 48,731
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 4,266	$ 1,518
Current portion of long term debt *(Note 5)*	1,401	2,000
Current portion of asset retirement obligation *(Note 6)*	265	410
	5,932	3,928
Long term		
Long term debt *(Note 5)*	10,834	11,853
Long term accounts payable	108	-
Asset retirement obligation *(Note 6)*	3,174	3,012
	20,048	18,793
SHAREHOLDERS' EQUITY		
Share Capital - *(Note 7)*	104,615	72,923
Contributed Surplus – *(Note 7d)*	20,825	9,614
Deficit	(56,289)	(52,599)
	69,151	29,938
	$ 89,199	$ 48,731

Contingent Liabilities and Commitments *(Notes 4 and 13)*

ON BEHALF OF THE BOARD:



William Murray, Director



David Dreisinger, Director

See Accompanying Notes

Consolidated Statements of Loss, Other Comprehensive Loss and Deficit

For the years ended 31 January

All figures in Thousands of U.S. Dollars, except per share amounts

	2008	2007	2006
Pre-feasibility Costs			
See Schedule 1 (Note 1)	$ -	$ 8,844	$ 11,120
General and Administrative			
Amortization	56	7	4
Consulting fees	73	1,458	366
Investor relations and financing	270	218	90
Office and corporate wages	1,681	899	578
Professional fees	652	790	151
Shareholders' information	373	125	53
Stock-based compensation *(Note 7c))*	635	4,723	3,523
Transfer agent and filing fees	127	272	65
Travel	532	482	348
	4,399	8,974	5,178
Other Expenses (Income)			
Interest income, net	(1,168)	(428)	(148)
Loss (gain) on foreign exchange	(566)	536	(221)
Investment loss *(Note 12)*	1,050	-	-
Rental income	(25)	(33)	-
	(709)	75	(369)
Loss for the Year and Comprehensive Loss	$ 3,690	$ 17,893	$ 15,929
Deficit Beginning of the Year	52,599	34,706	18,777
Deficit End of Year	56,289	52,599	34,706
Basic and Diluted Loss per Share	$ (0.03)	$ (0.16)	$ (0.22)
Weighted Average Number of Shares	133,697,572	114,754,213	73,484,490

See Accompanying Notes

Consolidated Statements of Changes in Shareholders' Equity

All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 7)			Share Subscriptions Received	Contributed Surplus	Deficit	Total
	Authorized Shares	Shares	Amount				
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 – Shares issued & allotted (issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Shares issued for cash:							
Private placements	-	28,494,653	17,302	(763)	3,653	-	20,192
Share issuance costs	-	-	(1,475)	-	-	-	(1,475)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders' fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	46,009	-	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:							
Exercise of warrants	-	14,662,703	17,963	-	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for property (Note 4)	-	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	-	(737)	-	-
Balance – 31 January 2007	**Unlimited**	**121,378,876**	**$ 72,923**	**$ -**	**$ 9,614**	**$ (52,599)**	**$ 29,938**
Loss for the year	**-**	**-**	**-**	**-**	**-**	**(3,690)**	**(3,690)**
Shares and warrants issued:							
Exercise of options	**-**	**462,200**	**303**	**-**	**-**	**-**	**303**
Fair value of stock options exercised	**-**	**-**	**212**	**-**	**(212)**	**-**	**-**
Private placement, finders' fees & issuance costs	**-**	**15,149,999**	**31,177**	**-**	**8,346**	**-**	**39,523**
Stock-based compensation	**-**	**-**	**-**	**-**	**3,077**	**-**	**3,077**
Balance – 31 January 2008	**Unlimited**	**136,991,075**	**$ 104,615**	**$ -**	**$ 20,825**	**$ (56,289)**	**$ 69,151**

See Accompanying Notes

Consolidated Statements of Cash Flows

For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2008	2007	2006
Operating Activities			
Loss for the year	$ (3,690)	$ (17,893)	$ (15,929)
Items not involving cash			
Consulting fees and Office and Corporate wages *(Note 13a))*	-	1,289	-
Amortization	56	7	4
Stock-based compensation	635	4,723	3,523
Investment loss *(Note 12)*	1,050	-	-
Changes in non-cash working capital items			
Accounts receivable and advances	(107)	(20)	4
Prepaid expenses	(583)	(135)	166
Accounts payable and accrued liabilities	(51)	(199)	1,386
Net cash used in operating activities	(2,690)	(12,228)	(10,846)
Financing Activities			
Share capital - for cash	39,826	15,075	22,209
Long-term debt repayment	(2,000)	(1,250)	-
Deferred financing costs	(293)	(200)	-
Net cash provided by financing activities	37,533	13,625	22,209
Investing Activities			
Purchase of investment	(2,495)	-	-
Term deposit	-	-	807
Mineral property, plant and equipment	(21,161)	(4,171)	(1,010)
Net cash used in investing activities	(23,656)	(4,171)	(203)
Net Increase (Decrease) in Cash and Cash Equivalents Position	11,187	(2,774)	11,160
Cash and Cash Equivalents Position - Beginning of Year	8,897	11,671	511
Cash and Cash Equivalents Position - End of Year	$ 20,084	$ 8,897	$ 11,671

See Accompanying Notes

Consolidated Schedules of Pre-Feasibility Costs

Schedule 1

For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2008		2007		2006
Direct					
Camp and general	$ -	$	187	$	101
Consulting fees	-		819		690
Drilling	-		94		3,075
Engineering	-		642		578
Environmental	-		3,303		2,421
Geological and geophysical	-		55		75
Land lease, taxes and licenses	-		127		187
Metallurgical	-		303		1,894
Mine planning	-		2,236		1,312
Permitting	-		2		137
Plant maintenance and repair	-		681		44
Sampling	-		395		606
Total Costs for the Year *(Note 1)*	$ -	$	8,844	$	11,120

See Accompanying Notes

Notes to Consolidated Financial Statements

For the years ended 31 January 2008, 2007 and 2006

Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

PolyMet Mining Corp. (the "Company") was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company's primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company's investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study ("DFS") prepared by Bateman Engineering (Pty) Ltd. ("Bateman") that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Poly Met Mining, Inc. and Fleck Minerals Inc. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease

Furniture and equipment – Straight-line over 10 years

Computers – Straight-line over 5 years

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share
Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

Foreign Currency Translation
The United States ("U.S.") dollar is the functional currency of the Company's business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company's non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants
All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations
The Company follows CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110") which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Impairment of Long-Lived Assets
The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Recent Accounting Pronouncements
The Company has adopted the following CICA standards effective for the Company commencing 1 February 2007:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses

excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

All derivative instruments, including certain embedded derivatives that are required to be separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income. Under the transitional provisions for the standard only embedded derivatives acquired or substantively modified on or after 1 January 2003 are required to be considered for recognition and measurement. Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized by a charge to earnings.

b) Section 1530 – Comprehensive Income. Comprehensive income or loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c) Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self sustaining foreign operations. The Company has not designated any instruments as hedges.

d) The adoption of Sections 1530, 3855 and 3865 did not have any impact on the opening equity and deficit of the Company.

The CICA has issued three new standards, which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning 1 February 2008. The Company will adopt the requirements commencing in the interim period ended 30 April 2008 or after and is considering the impact this will have on the Company's financial statements.

a) Section 1535 – Capital Disclosures. This section establishes standards for disclosing information about a company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

    a. Qualitative information about its objectives, policies and processes for managing capital;

    b. Summary quantitative data about what it manages as capital;

    c. Whether during the period it complied with externally imposed capital requirements to which it is subject, and

    d. When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b) Section 1530 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c) Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i) Designating financial assets and liabilities as held for trading;

(ii) Designating financial assets as available for sale, and

(iii) Designating when impairment is recorded against the related financial asset or when an allowance account is used.

d) Section 3064 – Goodwill and Intangible. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

treatment of all intangible assets, whether separately acquired or internally developed.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2012. The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

2. FINANCIAL INSTRUMENTS

a) Fair value

The carrying value of cash, accounts receivable, accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity, discounted nature or capacity of prompt liquidation.

b) Interest rate risk

The Company is exposed to interest rate risk due to the longer-term maturity of some of its monetary assets and liabilities.

3. RESOURCE PROPERTY AGREEMENTS

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2008. The agreement requires future annual lease payments of $150,000 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

4. MINERAL PROPERTY, PLANT AND EQUIPMENT

Details are as follows:

31 January 2008		Cost		Accumulated Amortization		Net Book Value
NorthMet Project	$	64,766	$	-	$	64,766
Leasehold improvements	$	48	$	12	$	36
Computers	$	135	$	23	$	112
Furniture and equipment	$	136	$	31	$	105
	$	65,085	$	66	$	65,019

31 January 2007		Cost		Accumulated Amortization		Net Book Value
NorthMet Project	$	38,056	$	-	$	38,056
Leasehold improvements	$	41	$	-	$	41
Computers	$	17	$	5	$	12
Furniture and equipment	$	63	$	6	$	57
	$	38,177	$	11	$	38,166

Erie Plant, Minnesota, U.S.A.
By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option ("Cliffs Option") to acquire certain property, plant and equipment ("Cliffs Assets") from Cleveland Cliffs of Cleveland, Ohio ("Cliffs") located near the Company's NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this expanded option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase Agreement was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining balance of $400,000 will be paid in quarterly instalments of US$250,000 plus interest (Note 5).

On 20 December 2006, the Company closed a transaction (the "Asset Purchase Agreement II") in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

- 2 million shares of PolyMet, paid at closing;

- $1 million in cash, paid at closing;

- $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate, and

- $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly this portion of the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,439,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

Interest and loan accretion to 31 January 2008 in the amount of $1,227,000 (2007 - $189,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2008.

5. LONG TERM DEBT

Pursuant to the Asset Purchase Agreements (Note 4) the Company's wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000, commencing in March 2006 for total repayment of $2,400,000. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. As at 31 January 2008 the outstanding long term debt was as follows:

	31 January 2008	31 January 2007
Notes Payable	$ 12,204	$ 13,768
Accrued interest	31	85
Total debt	12,235	13,853
Less current portion	(1,401)	(2,000)
Long term debt	$ 10,834	$ 11,853

6. ASSET RETIREMENT OBLIGATION

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations. Under current regulations, the Company is contracted to indemnify Cliff's requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company's estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2008 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company's estimate of the fair value of the asset retirement obligation at 31 January 2008 was $3,439,000 (2007 - $3,422,000). These were based upon a 31 January 2008 undiscounted future cost of $21.4 million for the first Cliffs transaction and $2.1 million for Cliffs II, an annual inflation rate of 2.00%, and a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in late-2009 and a reclamation period of 5 years. During the year ended 31 January 2008, the Company decreased the inflation rate from 3% to 2% to reflect the Company's expectations of inflation rates. Accretion of the liability to 31 January 2008 of $714,000 (2007 - $280,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

7. SHARE CAPITAL

a) Share Issuances for Cash

During the year ended 31 January 2008 the Company issued the following shares for cash:

i) On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders' fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

ii) 462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000 (Note 7b)).

During the year ended 31 January 2007 the Company issued the following shares for cash:

i) 14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14,310,000 (Note 7e)), and

ii) 2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000 (Note 7b)).

During the year ended 31 January 2006 the Company issued the following shares for cash:

i) 224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005 (note 7e));

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

ii) Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 (US$0.48 - US$1.22) for net proceeds of $20,389,000 ($763,000 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 7e)). Cash share issue costs in the amount of $909,000 were included in respect of these private placements;

iii) 5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,000 (Note 7e)), and

iv) 1,795,852 shares pursuant to the exercise of stock options for total proceeds of $197,000 (Note 7b)).

b) Stock Options

	31 January 2008 Options	**Weighted Average Excercise Price (CDN$)**	31 January 2007 Options	Weighted Average Excercise Price (CDN$)	31 January 2006 Options	Weighted Average Excercise Price (CDN$)
Outstanding - Beginning of year	**9,090,000**	**1.95**	6,783,700	0.80	4,999,552	0.32
Granted	**2,685,000**	**2.98**	4,500,000	2.93	3,580,000	1.13
Cancelled	**-**	**-**	(700)	(0.10)	-	-
Exercised	**(462,200)**	**0.69**	(2,193,000)	(0.39)	(1,795,852)	0.13
Outstanding - End of year	**11,312,800**	**2.24**	9,090,000	1.95	6,783,700	0.80

As at 31 January 2008, the following director, officer, consultant and employee stock options were outstanding:

Expiry Date	Exercise Price (US$)	Exercise Price (CDN$)	Number of options outstanding
9 March 2009	0.40	0.40	225,000
28 April 2009	0.75	0.75	150,000
5 July 2009	0.66	0.66	850,000
18 October 2009	0.79	0.79	50,000
30 March 2010	0.65	0.65	267,800
1 May 2010	0.85	0.85	350,000
15 June 2010	0.94	0.94	40,000
19 September 2010	1.36	1.36	1,690,000
24 October 2010	1.20	1.20	280,000
5 December 2010	1.15	1.15	225,000
20 March 2011	2.77	2.76	3,200,000
19 June 2011	2.98	2.97	325,000
1 September 2011	3.83	3.82	325,000
22 September 2011	3.52	3.51	75,000
5 January 2012	3.31	3.30	575,000
13 February 2012	2.99	2.98	1,250,000
8 March 2012	2.88	2.87	400,000
12 March 2012	2.92	2.91	250,000
23 March 2012	2.89	2.88	50,000
4 September 2012	3.00	2.99	360,000
12 December 2012	3.05	3.04	205,000
11 January 2013	3.03	3.02	70,000
31 January 2013	2.87	2.86	100,000
	2.25	2.24	11,312,800

As at 31 January 2008 all options had vested and were exercisable, with the exception of 235,000 which vest incrementally until September 2009 and 1,635,000 which vest under completion of specific targets.

c) Stock-Based Compensation
i) During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. The fair value of stock-based compensation in the amount of $3,077,000 has been recorded in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting credit going to contributed surplus. These values were estimated at the date of grant using the Black-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

ii) During the year ended 31 January 2007, the Company granted 4,500,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$2.76 - CDN$3.82 (US$2.33 – US$3.23) per option. The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with

the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

iii) During the year ended 31 January 2006, the Company granted 3,580,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.65 - CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5.00

d) Contributed Surplus
Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised. Details are as follows:

	31 January 2008	31 January 2007
Balance – Beginning of year	$ 9,614	$ 8,084
Current year fair value of stock-based compensation	3,077	4,723
Fair value of warrants issued as finder's fees	695	-
Fair value of warrants issued in unit financing	7,651	-
Fair value of warrants exercised during the year	-	(3,653)
Fair value of warrants issued for financing services	-	1,197
Fair value of stock options exercised during the year	(212)	(737)
Balance – End of year	$ 20,825	$ 9,614

e) Share Purchase Warrants

The Company's share purchase warrants as at 31 January 2008 and 2007 and the changes during the years then ended are as follows:

	2008 Warrants	2008 Weighted Average Excercise Price (US$)	2007 Warrants	2007 Weighted Average Excercise Price (CDN$)
Warrants outstanding - beginning of year	1,100,000	4.00	14,662,703	1.07
Issued	8,020,000	4.00	1,100,000	4.53
Exercised	-	-	(14,662,703)	(1.07)
Warrants outstanding – end of year	9,120,000	4.00	1,100,000	4.53

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders' fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 13d). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2008, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

During the year ended 31 January 2006 the Company completed the following financings (for accounting purposes, the value of the units was not originally bifurcated between share capital and warrants). The 31 January 2006 figures were restated in these financial statements to reflect this requirement.

(i) A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer's shares, as traded on the Exchange, trade at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

(ii) A non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer's shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii) A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer's shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition, 927,777 share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

(iv) A non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer's shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

f) Shareholder Rights Plan
Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the "Exercise Price"). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO STATEMENTS OF CASH FLOWS

During the years ended 31 January 2008, 2007 and 2006, the Company entered into the following non-cash investing and financing activities:

	2008	2007	2006
Issued nil (2007 – 2,000,000; 2006 – 6,200,547) shares to Cliffs pursuant to the Company's exercise of the Cliffs Option to purchase the Cliffs Assets	$ -	$ 6,160	$ 7,564
Issued promissory notes payable to Cliffs pursuant to the Company's exercise of the Cliffs Option to purchase the Cliffs Assets	$ -	$ 12,518	$ 2,400
Recorded an Asset Retirement Obligation and a corresponding increase in Cliffs Assets pursuant to the Company's exercise of the Cliffs Option to purchase the Cliffs Assets	$ -	$ 911	$ 2,511
Transfer from contributed surplus to capital stock on exercise of stock options	$ 212	$ 737	$ 98
Transfer from share subscriptions to share capital on issuance of the related shares	$ -	$ -	$ 763
Capitalized accretion on the promissory note payable to Cliffs	$ 398	$ 165	$ 21
Issued 150,000 (2007 – nil; 2006 – 852,915) shares and 520,000 broker warrants for finders' fees on private placements	$ 1,108	$ -	$ 617
Changes in accounts payable and accrued liabilities related to Investing Activities	$ 2,907	$ -	$ -

9. RELATED PARTY TRANSACTIONS

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006
Consulting fees paid to Directors of the Company and rent and office charges paid to a company of which the president is a director	$ 143	$ 184	$ 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2008 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

10. INCOME TAXES

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2008	2007
Provision for recovery of taxes at statutory rates	$ (2,960)	$ (6,105)
Tax benefit not recognized on current year losses	1,770	2,156
Differences in foreign tax rates	19	(426)
Non-deductible items and other	1,171	4,375
	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2008 are as follows:

	2008	2007
Non-capital loss carry forwards	$ 7,923	$ 5,916
Unutilized exploration expenses	6,617	8,422
Capital assets	(10)	(8)
Total future income tax assets	14,530	14,330
Less: valuation allowance	(14,530)	(14,330)
Net future income tax assets	$ -	$ -

The Company has income tax loss carry forwards of approximately $10.0 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2009 to 2028.

The Company has income tax loss carry forwards of approximately $13.8 million in the United States, which may be used to reduce future income taxes

otherwise payable and which expire in the years 2009 to 2028. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

11. SEGMENTED INFORMATION

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2008	Canada		U.S.		Consolidated	
Segment operating loss	$	**3,287**	$	**403**	$	**3,690**
Identifiable assets	$	**20,359**	$	**68,840**	$	**89,199**
2007						
Segment operating loss	$	8,824	$	9,069	$	17,893
Identifiable assets	$	8,498	$	40,233	$	48,731
2006						
Segment operating loss	$	4,523	$	11,406	$	15,929
Identifiable assets	$	11,653	$	14,381	$	26,034

12. INVESTMENT

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company's outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company has determined that the investment has had an other than temporary

decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company's main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company has recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss. The fair market value of the investment at 24 April 2008 was US$1,223,000 (C$1,240,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13. CONTINGENT LIABILITIES AND COMMITMENTS

a) The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2008, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to disinterested shareholder and regulatory approval, which will be sought by the Company in 2008. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company's closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

Bonus Shares		
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,640,000	(iv)

(i) Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a CDN$1,192,500 (US$873,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii) Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers.

(iii) Milestone 3 – Completion of a "bankable feasibility study" which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv) Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v) At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

b) As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company's implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

c) Pursuant to the Company's Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company's issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d) On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services ("BNPP") whereby BNPP will advise and assist PolyMet in all aspects of preparation for

construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company's common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP's independent engineers.

e) On 31 January 2008, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $500,000.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a) Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed.

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2008	2007	2006
Net Loss and Comprehensive Loss:			
Net loss - Canadian GAAP basis	$ 3,690	$ 17,893	$ 15,929
Adjustment of accretion to asset retirement obligation	434	233	47
Net loss and comprehensive loss - U.S. GAAP basis	$ 4,124	$ 18,126	$ 15,976
Weighted average number of shares computed under U.S. GAAP	133,697,572	114,754,213	73,484,490
Loss per share following U.S. GAAP	$ (0.03)	$ (0.16)	$ (0.22)
Shareholders' Equity – Canadian GAAP basis	$ 69,151	$ 29,938	$ 19,387
Shareholders' Equity – US.GAAP basis	$ 68,437	$ 29,658	$ 19,340

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

b) Recent U.S. Accounting Pronouncements, which relate to the Company's current operations are summarized as follows:

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. The adoption of FIN 48 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 February 2008. The Company is currently reviewing the impact of this statement.

In February 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company's financial statements.

In a continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is denominated in a currency different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC's view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

Corporate Information

Officers & Directors

William Murray
Executive Chairman & Director

Joseph Scipioni
President & CEO & Director

Douglas Newby
Chief Financial Officer

Niall Moore
Corporate Secretary,
Group Controller

William Corneliuson
Director

Dr. David Dreisinger
Director

W. Ian L. Forrest
Director

George Molyviatis
Director

Frank Sims
Director

James Swearingen
Director

Hoyt Lakes Headquarters
Poly Met Mining, Inc.
P.O. Box 475
6500 County Road 666
Hoyt Lakes, MN USA 55750-0475
Tel: 218-225-4417
Fax: 218-225-4429

Executive Chairman's Office
PolyMet Mining Corp.
Suite 1003 – 1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
Tel: 604-669-4701
Fax: 604-669-4705

www.polymetmining.com
E-mail: info@polymetmining.com

Legal Counsel
Farris Vaughan Wills & Murphy LLP
25th Floor – 700 West Georgia Street
Vancouver, BC Canada V7Y 1B3

Dorsey & Whitney LLP
Suite 1500, 50 South Sixth Street
Minneapolis, MN USA 55402-1498

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY USA 10174

Auditors
PricewaterhouseCoopers LLP
7th Floor – 250 Howe Street
Vancouver, BC Canada V6C 3S7

Transfer Agent & Registrar
Computershare
3rd Floor – 510 Burrard Street
Vancouver, BC Canada V6C 3B9

Shares Listed
Toronto Stock Exchange –
Symbol POM
American Stock Exchange –
Symbol PLM



POLYMET
MINING

Hoyt Lakes Headquarters
Poly Met Mining, Inc.
P.O. Box 475
6500 County Road 666
Hoyt Lakes, MN USA 55750-0475
Tel: 218-225-4417
Fax: 218-225-4429

Executive Chairman's Office
PolyMet Mining Corp.
Suite 1003 – 1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
Tel: 604-669-4701
Fax: 604-669-4705

www.polymetmining.com
E-mail: info@polymetmining.com

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